Hacker Noon

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Alpine Checking 4107	3,035.43
Alpine Saving 4120	22,224.79
WF Checking 9619	10,778.99
WF Saving 9087	7,774.06
Total Bank Accounts	**$43,813.27**
Accounts Receivable	
Accounts Receivable (A/R)	39,672.60
Total Accounts Receivable	**$39,672.60**
Other Current Assets	
Clearing Account	0.00
Credit Card Receivables	0.00
Inventory Asset	2,380.56
Uncategorized Asset	0.00
Undeposited Funds	845,002.50
Total Other Current Assets	**$847,383.06**
Total Current Assets	**$930,868.93**
TOTAL ASSETS	**$930,868.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex	-35,853.81
Ramp Card	-27,680.72
Total Credit Cards	**$ -63,534.53**
Total Current Liabilities	**$ -63,534.53**
Total Liabilities	**$ -63,534.53**
Equity	
APIC	2,417,095.21
Crowdfunding	0.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-724,839.99
Strategic Investment	0.00
Net Income	-697,851.76
Total Equity	**$994,403.46**
TOTAL LIABILITIES AND EQUITY	**$930,868.93**